UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2015

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry Into a Material Definitive Agreement

General

On November 14, 2015, Plastec Technologies, Ltd. (the “Company”) entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM will purchase, through a to-be-formed wholly-owned Hong Kong subsidiary (the “HK Subsidiary”), the entirety of the Company’s shareholding interests in its wholly-owned subsidiary, Plastec International Holdings Limited (“Plastec”). The Agreement was reviewed by a special committee composed of independent members of the Company's Board of Directors prior to its execution.

The transaction is expected to be consummated (the “Closing”) after the required approval by the Company’s shareholders and the fulfillment of certain other conditions, as described herein and in the Agreement.

The following summaries of the transaction, the Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the agreements, certain of which are attached as exhibits hereto and are incorporated herein by reference. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$ whereas RMB may be converted to US$ using the exchange rate of 6.4 RMB for every 1 US$.

Consideration

Under the Agreement, SYIM will purchase, through the HK Subsidiary, from the Company the entirety of its shareholding interests in Plastec (the “Target Share”) for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$136,718,750) is payable within 60 days after the China Securities Regulatory Commission (“CSRC”) approves the Private Placement (defined below). The remaining RMB 375,000,000 (or US$58,593,750) of the Transfer Price (the “Remaining Amount”) shall be deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and the Company jointly, and shall be payable to the Company upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitments”) as described below:

Year ending December 31,	Net Profit Target	Payment Amount
2016	HK$161,211,000	RMB 113,250,000 (US$17,695,313)
2017	HK$177,088,000	RMB 124,380,000 (US$19,434,375)
2018	HK$195,408,000	RMB 137,370,000 (US$21,464,063)

If the Performance Commitment for a given year is met, the corresponding Remaining Amount payable for such year shall be paid in full. If the actual net profit of Plastec in any relevant year is less than the Performance Commitment of such year but more than or equal to 80% thereof, then the corresponding Remaining Amount payable for such year shall be adjusted proportionately at that same rate. If the actual net profit of Plastec in any relevant year is less than 80% of the Performance Commitment of such year, then the corresponding Remaining Amount payable for such year, or any part thereof, will be temporarily withheld and the payment of which shall be dealt with the following year by reference to the percentage of the cumulative actual net profits of Plastec for the combined relevant years relative to the total Performance Commitment for such years (such rate, as averaged out, being referred to as “Average Cumulative Rate”) and restricted to circumstances set forth in the table below; provided that the corresponding Remaining Amount payable in any relevant year, or as averaged out, shall not exceed 100% of the percentages or the amounts specified in the Agreement.

Proportion of Actual Net Profit to Performance Commitment	Year of 2016	Year of 2017	Year of 2018

Less than 80%	Temporarily withheld	Temporarily withheld	No Payment

More than or equal to 80% but less than 100%	Pay at that same rate	Pay at actual rate for 2017 or at the Average Cumulative Rate*	Pay at actual rate for 2018 or at the Average Cumulative Rate**

More than or equal to 100%	Pay in full	Pay in full or at the Average Cumulative Rate*	Pay in full or at the Average Cumulative Rate**

* Payment at the Average Cumulative Rate would only occur when the actual performance of 2016 is less than 80% of the Performance Commitment for such year, in which case, the corresponding Remaining Amount payable for that year would be temporarily withheld. For instance, if the Average Cumulative Rate for 2016 and 2017 is less than 80%, while the 2017 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2017 corresponding Remaining Amount shall be paid at that 2017 rate), the 2016 withheld Remaining Amount or any part thereof shall not be paid and shall be extinguished. If the Average Cumulative Rate for 2016 and 2017 is more than or equal to 80%, the 2016 and 2017 corresponding Remaining Amount shall be paid at the Average Cumulative Rate.

** Payments at the Average Cumulative Rate only occur in the following two scenarios: (1) when the Average Cumulative Rate for both 2016 and 2017 is less than 80% (in which case, the corresponding Remaining Amount payable for those years will be temporarily withheld) and if upon consolidating 2018 performance, the Average Cumulative Rate is still less than 80% but the 2018 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2018 corresponding Remaining Amount shall be paid at that 2018 rate), the 2016 and 2017 withheld Remaining Amount or any part thereof shall not be paid and shall be extinguished. If the Average Cumulative Rate for all three years is more than or equal to 80%, then 2016 through 2018 corresponding Remaining Amount shall be paid at the Average Cumulative Rate; (2) if the 2016 actual net profit to Performance Commitment rate is more than or equal to 80% (and the corresponding Remaining Amount for 2016 has been paid at that 2016 rate), but that the 2017 actual net profit to Performance Commitment rate is less than 80% and if upon consolidating the 2017 and 2018 performance, the Average Cumulative Rate is still less than 80%, but the 2018 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2018 corresponding Remaining Amount shall be paid at that 2018 rate), the 2017 withheld Remaining Amount or any part thereof shall not be paid and shall be extinguished. If the Average Cumulative Rate for 2017 and 2018 is more than or equal to 80%, the 2017 and 2018 corresponding Remaining Amount shall be paid at the Average Cumulative Rate.

The parties also agreed that if Plastec’s cumulative actual net profits for the three years ended December 31, 2018 exceeds the cumulative Performance Commitment for such period, 30% of the surplus shall be distributed to Plastec’s management team, including those members designated by the Company, in cash as a bonus (the "Performance Bonus").

To finance the Transfer Price, SYB, the shares of which are listed and traded on the ChiNext Board of Shenzhen Stock Exchange, intends to raise funds of no less than RMB 1,250,000,000 through a private placement (the “Private Placement”), which it will subsequently contribute to the capital of the HK Subsidiary to be utilized by the HK Subsidiary for the purchase of the Target Share. Should the funds to be raised through Private Placement fall short of RMB 1,250,000,000 for whatever reason, SYB has agreed to pay, through the HK Subsidiary, to the Company any shortfall with funds raised by SYB through other means.

Upon completion of the proposed transaction, the Company will no longer own Plastec. Thereafter, the Company’s only operations will generally be to complete the Subsidiary Construction Project (defined below), collect rental income from certain property the Company owns and is being leased to one of Plastec’s subsidiaries and explore other investment opportunities.

The proceeds from the transaction will be received by the Company, not the Company’s shareholders. The Company will use a portion of the proceeds to pay for transaction costs associated with the transaction and for general working capital purposes. The remaining proceeds from the transaction may be used, at the sole discretion of the Company’s Board, to provide liquidity to the Company's shareholders through one or more interim dividends.  It is anticipated that the first tranche of net proceeds from the transaction to the Company will be an aggregate of approximately RMB 770,000,000 (or US$120,312,500), or RMB 59.5 (or approximately US$ 9.30) per outstanding ordinary share of the Company.

The Agreement

Representations and Warranties and Covenants

The Agreement contains the following representations, warranties and covenants of the Company:

•	the Company is organized and validly existing under the laws of the Cayman Islands and has the authority to enter into and perform the Agreement;

•	except for information that has been disclosed to SYB or is publicly available, Plastec has not given any guarantees to any third parties and has not been subject to any tax disputes or off-balance sheet debts;

•	the documents, materials and information provided by the Company to SYB and SYIM and any intermediaries engaged by them are true, accurate and complete without material concealment or omission and are not false or misleading;

•	the Company is the legal owner of the Target Share, and is entitled to transfer such Target Share, which is not subject to any liens or other encumbrances preventing such transfer; and

•	the Company is not holding the Target Share as a custodian or on trust or under similar arrangement for the benefit and on behalf of any third parties.

Additionally, the Agreement contains the following covenants on the part of the Company:

•	the Company shall not engage in the same or similar business to that of Plastec after Closing;

•	SYB (or a company designated by it) is entitled to acquire, from the Company, its subsidiary, Kai Ping Broadway Mold Tech Co., Ltd., upon completion of the transaction and prior to the official operation of factory premises of such subsidiary now under construction (the “Subsidiary Construction Project”), for consideration equivalent to the actual registered capital injected to such subsidiary;

•	neither Mr. Kin Sun Sze-To, the Company’s Chief Executive Officer, nor his affiliates shall engage in the same or similar business to that of Plastec after Closing;

•	the Company shall use best efforts to cause each of Mr. Tan Chin Hien, the Company’s Chief Operating Officer, and Mr. Ning Ho Leung, the Company’s Chief Financial Officer, who are both the current directors of the subsidiaries of Plastec, to continue their offices therewith after Closing and to enter into services agreements with those subsidiaries for a term expiring no earlier than December 31, 2018; and

•	prior to Closing, the Company covenants that, to the extent permitted by law: (a) the ordinary course of the principal business of Plastec shall be conducted in a way consistent with its usual prior practices and commercial prudence; and (b) the Company shall use reasonable efforts to maintain the major assets material to and underlying Plastec’s principal business in good order and condition and to maintain good relationships between Plastec and its clients, employees and other relevant parties.

The Agreement contains the following joint representations and warranties and covenants of SYB and SYIM:

•	SYB is a joint stock limited company and SYIM is a limited liability company, both are organized and validly existing under the laws of PRC and have the authority to enter into and perform the Agreement;

•	the documents, materials and information provided by SYB and SYIM to the Company and any intermediaries engaged by the Company are true, accurate and complete without material concealment or omission and are not false or misleading;

•	SYB and SYIM warrant that they shall pay the cash consideration to the Company in full and promptly in accordance with the Agreement through the HK Subsidiary and shall procure it to do so and, upon fulfillment of the conditions in accordance with the Agreement, shall cause Plastec to pay the Performance Bonus to the members of its management team, including members designated by the Company;

•	SYB and SYIM agree to and shall procure the HK Subsidiary to bear joint and several liability with SYB and SYIM for the payment of the Transfer Price and the Performance Bonus, including to comply with legal requirements for the remittance of such payments offshore in foreign exchange setting and to actively cooperate in completing the relevant tax payment process; and

•	SYB and SYIM warrant that the HK Subsidiary shall sign a confirmation letter within 2 days from its establishment date, to confirm that the HK Subsidiary shall adhere to and be bound by the Agreement (the “Confirmation of Adherence”), after which the HK Subsidiary shall become a Party thereto without further action of the Company, SYB or SYIM.

The parties have each agreed to take such actions as are necessary, proper or advisable to consummate the transaction.

The Agreement also contains additional covenants of the parties, including covenants providing for:

•	the Company to provide to the HK Subsidiary (i) a copy of Plastec’s register of members, updated to reflect that the HK Subsidiary is the registered holder of the Target Share, and (ii) a copy of Plastec’s register of directors, updated to reflect that two representatives of SYB or SYIM, designated through the HK Subsidiary, have been appointed as directors of Plastec and SYB and SYIM shall, through the HK Subsidiary, provide all necessary assistance in connection with the foregoing;

•	each party to be responsible for its tax liability incurred in the transaction, and each of SYB and SYIM undertakes and warrants to cooperate fully with the Company in any actions to be taken in connection therewith;

•	each party to keep the trade secrets of the other parties acquired during the transaction strictly confidential;

•	the parties to appoint officers to form a working team for the approval and disclosure of the transaction, including but not limited to the legal procedures for approval, announcement, recording, registration, disclosure and any other procedures to the CSRC, SEC, SZSE or any other relevant government authorities; and

•	each party to consult with and obtain consents from the other parties before announcing or recording any matters as required by law or regulatory authorities.

Conditions to Closing

General Conditions

Consummation of the transaction is conditioned on, among other things, (i) the transaction having been duly approved and adopted by the Company’s board of directors and the Company’s shareholders by the requisite vote under the Companies Law of the Cayman Islands and the Company’s second amended and restated memorandum and articles of association, (ii) the transaction having been duly approved and adopted by SYB’s board of directors and shareholders, (iii) the transaction having been duly approved and adopted by SYIM’s board of directors and sole shareholder, (iv) the private placement by SYB having been approved by the CSRC and the funds raised having been fully received by SYB; and (v) the HK Subsidiary having been duly incorporated and having obtained its business registration certificate, and the transaction having been duly approved and adopted by its director(s) and shareholder(s) and the HK Subsidiary having given the Confirmation of Adherence.

Termination

The Agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written consents of the parties;

•	by the Company if SYB, SYIM or the HK Subsidiary fail to pay the Transfer Price as provided for in the Agreement and on a timely basis;

•	by any party if the conditions set forth in the Agreement shall not have been fulfilled for any reason after 12 months from the date of the Agreement, i.e., by November 14, 2016;

•	by a non-breaching party upon material breach by the other party and as a result Closing is reasonably expected not to occur within 12 months from the date of the Agreement; or

•	by a non-breaching party if any other party fails to perform or fails to timely or properly perform, any of its obligations under the Agreement and as a result the objectives of the Agreement cannot be achieved.

Interests of the Company’s Directors and Officers and Others in the Transaction

As contemplated by the Agreement, the Company is obligated to use its best efforts to cause Mr. Tan Chin Hien, the Company’s Chief Operating Officer, and Mr. Ning Ho Leung, the Company’s Chief Financial Officer, each of whom is also a director of certain of Plastec’s subsidiaries, to continue their office therewith and to enter into services agreements with those subsidiaries for a term expiring no earlier than December 31, 2018. Additionally, if the cumulative actual net profits of Plastec for the three years ended December 31, 2018 exceeds the cumulative Performance Commitment for such period, Plastec’s management team, including those designated by the Company, shall be paid the Performance Bonus in cash.

Additionally, the Company has the right to nominate one director and one officer of Plastec prior to the consummation of the transaction to continue after such consummation. Such director and officer have not been determined by the Company at this time. Once nominated, such individuals may receive any cash fees, share options or share awards that Plastec’s board of directors determines to pay to its officers and directors.

Exhibits

Exhibit	Description

10.1	Share Transfer Agreement, dated as of November 14, 2015, by and among Shanghai Yongli Belting Co., Ltd., Shanghai Yongjing Investment Management Co., Ltd. and Plastec Technologies, Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 16, 2015

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer